UNITED STATES

Securities and Exchange Commission

Washington, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[ X  ]    Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

OR

[      ]    Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From _________ To ________.

Commission file number 0-7201.

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brown & Brown, Inc.

Employees' Savings Plan And Trust

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brown & Brown, Inc.

220 South Ridgewood Avenue

Daytona Beach, Florida  32115

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

CONTENTS

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001	3

NOTES TO FINANCIAL STATEMENTS	4-8

SUPPLEMENTAL SCHEDULES:
SCHEDULE OF ASSETS HELD FOR INVESTMENT AS OF
DECEMBER 31, 2001	9-10

SCHEDULE OF NON-EXEMPT TRANSACTIONS	11

SIGNATURE	12

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	13

EXHIBIT - LETTER FROM ISSUER TO COMMISSION REGARDING
REPORT FROM ARTHUR ANDERSEN, LLP

Report of Independent Certified Public Accountants

To the Trustees of the Brown & Brown, Inc.

Employees' Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employees' Savings Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001.  These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment and non-exempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP

Orlando, Florida,

May 17, 2002

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000

CASH	$ 306,673	$ 290,383

INVESTMENTS:
Participant directed, at fair value-
Money market fund	1,559,077	664,162
Common/collective trust funds	31,946,643	36,223,781
Employer common stock	46,842,926	23,461,125
Participant directed, at contract value-
Pooled separate account	6,232,805	5,030,623
Self-directed investments, at fair value-
Personal choice retirement account	262,807	399,093
Total investments	86,844,258	65,778,784

PARTICIPANT LOANS	1,967,625	1,846,122

RECEIVABLES:
Participants' contributions	-	114,952
	1,742,669	1,071,834
Total receivables	1,742,669	1,186,786

NET ASSETS AVAILABLE FOR BENEFITS	$90,861,225	$69,102,075
	=========	=========

The accompanying notes are an integral part of these statements.

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Interest and dividends	$ 524,043
Dividends on employer common stock	230,780
Net realized and unrealized appreciation in fair value of investments	10,935,673
Participant contributions	9,215,374
Employer contributions	4,165,662
Total additions	25,071,532

DEDUCTIONS:
Benefits paid to participants	3,302,457
Administrative expenses	9,925
Total deductions	3,312,382

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	21,759,150

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	69,102,075

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$90,861,225
=========

The accompanying notes are an integral part of this statement.

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1          PLAN DESCRIPTION

General

The Brown & Brown, Inc. Employees' Savings Plan and Trust (the Plan), established effective January 1, 1985, and, as amended and restated effective January 1, 1997, is a defined contribution plan under which substantially all employees who are at least age 18 and who have completed 30 continuous days of service are eligible to participate.  The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the Employer) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Benefits Paid

Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service, and are based on the vested balance in the participant's account.  Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan.

Administration

The Plan is administered by the 401(k) Plan Employee Benefits Administrative Committee (the Committee), which has been appointed by the Board of Directors (the Board) of the Employer.  Information about the plan agreement, such as provisions for allocations to participants' accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description.  Copies of this document are available from the Committee.  Diversified Investment Advisors, Inc. (Diversified) has been appointed as the recordkeeper of the Plan, and Investors Bank and Trust Company of Boston, Massachusetts (the Trustee), has been appointed as the trustee of the Plan.

Administrative Expenses

All investment-related expenses for the year ended December 31, 2001, were charged against plan earnings.  All other expenses were paid by the Employer.

Contributions

Participants may elect to defer, subject to certain limitations, from 1 percent to 15 percent of annual compensation as contributions to the Plan.  The Employer makes matching contributions to the Plan of 100 percent of each contributing participant's deferred contribution, not to exceed 2.5 percent of each participant's salary.  The Plan permits the Board of the Employer to authorize optional profit sharing contributions allocated to participants based on salary.  During the year ended December 31, 2001, the Board authorized an optional profit sharing contribution of 1.5 percent of salary for all participants.

Vesting

Participants employed prior to October 1, 1996, are 100 percent vested in their entire account balance.  Participants employed on or after October 1, 1996, are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the employer matching contributions and optional contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

1	20%
2	40%
3	60%
4	80%
5 or more	100%

Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer matching contributions.

Investment Income and Expenses

Each participant's account shall be allocated the investment income and expenses of each fund based on the value of each participant's account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant's account in each fund.  General expenses of the Plan not attributable to any particular fund shall be allocated among participants' accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

Participant Loans

A participant may, with the approval of the Committee, borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance.  Participants may not have more than two loans outstanding at any time.  Loans, which are repayable monthly over periods generally up to five years, are collateralized by a security interest in the borrower's vested account balance.  The loans bear interest at the rate of prime plus 1 percent, determined at the time the loan is approved.  As of December 31, 2001, interest rates ranged from 7 percent to 10.5 percent.

Plan Termination

Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee.  Upon termination, the rights of participants in their accounts will become 100 percent vested.  The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2          USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Valuation of Investments

The Plan's investments in money market funds, common/collective trust funds, employer common stock and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end.  Participant loans are valued at cost, which approximates fair value.

Diversified manages a guaranteed pooled separate account of AUSA Life Insurance Company called the Stable Five Fund.  The guaranteed investment contract is stated at contract value and approximates fair value.  Contract value represents contributions made under the contract, plus interest, less expenses and benefits.  The crediting interest rate is effective for a twelve-month period and is set annually.  The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of Pooled Account No. 24 and the balance of the Stable Five Fund.  The crediting interest rate for this Diversified account for the years ended December 31, 2001 and 2000, was 6.30 percent and 6.40 percent, respectively.  The average yield for this Diversified account for the years ended December 31, 2001 and 2000, was 6.30 percent and 6.40 percent, respectively.

The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000, are summarized as follows:

	2001	2000

Employer common stock	$46,842,926	$23,461,125
Diversified Stock Index Fund	6,091,421	6,948,878
Diversified Balanced Fund	4,692,209	6,088,101
Diversified Value and Income Fund	5,781,667	5,840,094
Diversified Special Equity Fund	3,906,279	5,363,389
Diversified Stable Five Fund	6,232,805	5,030,623

During the year ended December 31, 2001, the Plan's investments (depreciated) appreciated in fair value as follows:

Amount

Common/collective trust funds	$ (3,826,346)
Employer common stock	14,868,413
Personal choice retirement account:
Mutual funds	(1,104)
Common stock	(105,290)
Net realized and unrealized appreciation in fair value of investments	$10,935,673
==========

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with such investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3          INVESTMENT PROGRAMS

As of December 31, 2001, contributions to the Plan are invested in one or more of 17 separate investment fund options at the direction of each participant.  The fund options are:  (1) Diversified Stock Index Fund; (2) Diversified Balanced Fund; (3) Diversified Value and Income Fund; (4) Diversified Special Equity Fund; (5) Diversified Aggressive Equity Fund; (6) Diversified Growth and Income Fund; (7) Diversified Equity Growth Fund;
(8) Diversified International Equity Fund; (9) Diversified Government/Corporate Bond Fund; (10) Diversified Quality Bond Fund; (11) Diversified High Yield Bond Fund; (12) Diversified Intermediate/Long Horizon Fund; (13) Diversified Intermediate Horizon Fund;

(14) Diversified Short Horizon Fund; (15) Employer common stock; (16) Diversified Stable Five Fund; and (17) Diversified Money Market Fund.  The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct their money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 mutual funds.

In the accompanying statements of net assets available for benefits as of December 31, 2001 and 2000, certain investments are aggregated for presentation purposes.  The Diversified Stock Index Fund, Diversified Balanced Fund, Diversified Value and Income Fund, Diversified Special Equity Fund, Diversified Aggressive Equity Fund, Diversified Growth and Income Fund, Diversified Equity Growth Fund, Diversified International Equity Fund, Diversified Government/Corporate Bond Fund, Diversified Quality Bond Fund, Diversified High Yield Bond Fund, Diversified Intermediate/Long Horizon Fund, Diversified Intermediate Horizon Fund and Diversified Short Horizon Fund are aggregated into the Common/Collective Trust Funds in the accompanying statements of net assets available for benefits.  The remaining options are shown individually in the accompanying statements of net assets available for benefits.  The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

4      PARTY-IN-INTEREST TRANSACTIONS

All of the Plan's Diversified investments are managed by Diversified.

5      FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on February 26, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended and restated since receiving the determination letter.  However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6      SUPPLEMENTAL SCHEDULES

The following supplemental schedules of assets held for investment and non-exempt transactions are required under ERISA.

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2001

Identity and Description of Issues	Amount

Cash	$ 306,673

Participant directed:
Money market, at fair value-
Diversified Money Market Fund*	1,559,077
Common/collective trusts, at fair value-
Diversified Stock Index Fund*	6,091,421
Diversified Balanced Fund*	4,692,209
Diversified Value and Income Fund*	5,781,667
Diversified Special Equity Fund*	3,906,279
Diversified Aggressive Equity Fund*	2,031,642
Diversified Growth and Income Fund*	2,183,265
Diversified Equity Growth Fund*	2,091,559
Diversified International Equity Fund*	1,219,869
Diversified Government/Corporate Bond Fund*	1,053,652
Diversified Quality Bond Fund*	1,471,327
Diversified High Yield Bond Fund*	470,044
Diversified Intermediate/Long Horizon Fund*	288,501
Diversified Intermediate Horizon Fund*	484,231
Diversified Short Horizon Fund*	180,977
Total common/collective trusts	31,946,643

Employer common stock, at fair value	46,842,926

Pooled separate account, at contract value-
Diversified Stable Five Fund - Pooled Account of
the AUSA Life Insurance Company, Inc.*	6,232,805

Self-directed:
Personal choice retirement account-
Money market fund, at fair value-
Schwab Money Market Fund	172,098
Mutual fund, at fair value-
Orbitex Emerging	1,011

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2001

(continued)

Identity and Description of Issues	Fair or Contract
Value

Personal choice retirement account (continued)-
Corporate common stocks, at fair value-
America Online Inc. Del	10,144
American International Group, Inc.	1,191
Cisco Systems, Inc.	10,142
Exodus Communications, Inc.	2
General Electric Company	2,481
Group 1 Software Inc.	12,985
Imaging Diagnostic Systems, Inc.	132
Intel Corporation	3,145
International Business Machines Corporation	489
JDS Uniphase Corporation	4,340
Microsoft Corporation	6,625
Motorola, Inc.	10,611
Nokia Corporation	13,246
Oracle Corporation	5,869
Rheometrics Scientific, Inc.	765
Sprint Corporation	5,234
Sprint PCS Group	976
Sun Microsystems, Inc.	984
Yahoo! Inc.	337
Total personal choice retirement account	262,807
Total investments	86,844,258

Participant loans (bearing interest at rates ranging between 7 percent and
10.5 percent, maturing over periods generally up to five years)	1,967,625

Total assets held for investment	$88,811,883
=========

*Managed by the recordkeeper, a party-in-interest (Note 4).

The preceding notes are an integral part of this schedule.

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

SCHEDULE OF NON-EXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-interest	Description of Transaction	Transaction Amount	Interest Incurred

Brown & Brown, Inc.	Employer/Sponsor	Certain participant contributions for the year ended December 31, 2001, were not remitted to the Plan in a timely manner	$103,842	$1,220*

*The Plan's sponsor intends to make a contribution to the Plan for the benefit of the plan participants totaling $1,220, representing the estimated amount due to the participants as a result of the untimely contributions described above.

The preceding notes are an integral part of this schedule.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

By: BROWN & BROWN, INC.

Date: May 30, 2002	By:	/s/ CORY T. WALKER
Cory T. Walker
Vice President, Chief Financial Officer
and Treasurer

Consent of Independent Certified Public Accountants

As independent certified public accountants, we hereby consent to the incorporation by reference of our report, dated May 17, 2002, included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8, File No. 33-1900, dated November 27, 1985, as amended by Post-Effective Amendment No. 1, dated December 2, 1992.

/S/ ARTHUR ANDERSEN LLP

Orlando, Florida,

   May 30, 2002